Exhibit 22
List of Guarantor Subsidiaries
The following subsidiaries of Enerpac Tool Group Corp. (the "Company") were, as of February 29, 2020, guarantors of the Company's 5.625% Senior Notes due 2022:

Exact Name of Guarantor Subsidiary	Jurisdiction of Formation
Actuant International Holdings, Inc.	Delaware
Hydratight Operations, Inc.	Delaware